July 24, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Millennium Healthcare Inc.

Amendment to Form 10

Filed May 12, 2014

File No. 000-55009

Dear Mr. Reynolds:

Millennium HealthCare Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated July 8, 2014, addressed to the Company’s Chief Executive Officer, Dominick Sartorio, with respect to the Company’s Amendment No. 4 to its Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 25, 2014, file number 000-55009 (“Registration Statement”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Staff Comment:

General

1.	As previously requested, please expand the disclosure to discuss all material provisions of your supply and distribution agreements.

Response: We have expanded the disclosure to discuss all material provisions of our supply and distribution agreements.

Item	2. Financial Information

Management's	discussion and analysis of financial condition and results of operations, page 18

2.	We note your revised disclosure made in response to prior comment 2. To enhance the investors' understanding of your financial position and liquidity, please include an aging schedule of your accounts receivable at each of the balance sheet dates and the information for provision for doubtful accounts as required by Rule 12-09 of Regulation S-X. Please also ensure you include the additional disclosure in your future Exchange Act filings.

Response: We have included an aging schedule of our accounts receivable at each of the balance sheet dates and the information for provision for doubtful accounts as required by Rule 12-09 of Regulation S-X. We will include the additional disclosure in our future Exchange Act filings.

Note 6 - Fair Value Measurements, page 70

Note 9 – Fair Value Measurements, page 98

3. We note your response to prior comment 4. Please disclose the following items in your footnote:

a)	A description of the valuation technique(s) and inputs used in estimating the fair value measurements categorized within Level 3 of the fair value hierarchy as required by FASB ASC 820-10-50-2(bbb); and

b)	A reconciliation from the beginning balances to the ending balances of all your fair value measurements categorized within level 3 of the fair value hierarchy. We refer you to the guidance at FASB ASC 820-10-50-2(c).

Please	also ensure you include the additional disclosure in your future Exchange Act filings.

Response: We have disclosed the requested items in the footnote and will include the additional disclosure in our future Exchange Act filings.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,

Millennium Healthcare Inc.

By:	/s/ Dominick Sartorio
Chief Executive Officer